2025 REPORT

Azolla, Inc.


BIODEGADABLES
CO2
CONVERTING
CO2

LETTER

Dear investors,

In summary, the work has progressed steadily, with a considerable amount of learning and discovery accomplished. It was also anticipated that, since this is novel work, some steps would take longer and be more difficult to achieve. Nevertheless, the assessment by the scientific and Azolla teams is that we are approaching the point of BNC production and its validation, followed by strain selection and early bench-level scale-up efforts in preparation for the next stage of scale-up. Overall, the project has progressed from foundational genetic engineering and tool development toward active strain testing and experimental validation, positioning the team to confirm production and refine the most promising strains for further development.

We need your help!

We'd be grateful for your help opening doors as Azolla grows. If you know potential

investors, corporate partners, or academic researchers working in climate biotech, photosynthetic biomanufacturing, advanced materials, or nanocellulose, we would value an introduction. Warm connections to people who share our vision can materially accelerate our path to pilot partnerships, technical validation, and scale.

Sincerely,

Lubica Hanacek

CEO

Milan Hanacek

CTO

How did we do this year?



REPORT CARD

B-

☺ The Good

 We successfully modified ribosome binding sites and completed first operon reconstruction segment.

The modified strain was successfully transferred to Argonne National Laboratory where cultivation has begun.

Created a stable replicating vector, providing a reliable platform for testing production conditions.

☹ The Bad

Incomplete expression of all operon genes.

Although a stable replicating vector was created, its sequence integrity and functional activity still need to be confirmed.

The modified strain has only recently begun cultivation at ANL. Initial testing and comparative analysis are pending.

2025 At a Glance

January 1 to December 31



$0 [100%]
Revenue



-$88,874
Net Loss



-$466
Short Term Debt



$0
Raised in 2025



$2,700
Cash on Hand
As of 03/ 1/26



INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$6,000

$0

-$74,224

-$88,874

2024   2025

Net Margin: 0%   Gross Margin: 0%   Return on Assets: 101%   Earnings per Share: -$0.01   Revenue per Employee: $0

Cash to Assets: 2%   Revenue to Receivables: ~   Debt Ratio: 1%

📄 Azolla_Financial_Report.pdf

We ❤️ Our 59 Investors

Thank You For Believing In Us



Herman Venter	Natalie Sorenson	Laurie McGinley	Steef Van Winkel	Michelle Jackson	Tomas Canova
Lonnie D. Franks	Roderick Herron	Bruno Miguel Arantes Da...	Sundeep Ahuja	Alex Yastremski	Martin Malecik
Phillip Tirman	Casey Wight	Yanhao Wang	Sam Mankiewicz	Joseph Yant	April Howell Young

Majed Rashed Alblooshi	Amit Choksi	Samuel Arthur Sue	Andrea Robinson	Felix Vayssieres	Timothy Stumpff
Oli Martin	Daniel Kriozere	Rasheed Shamma	Aaron Tam	Richard Forbes	Brian McCroden
Eric Milliken	Vijayakumar Aluru	Sayali Vaidya	Todd Maher Freter	Fady Komery	Shubber Ali
Patrik Dibdiak	Alberto Burgos	David Jaber	Chi Patel	Brian Inouye	Victoria Sawula
Sundeep Singh Ahuja	Lauren Graham	Thomas Scott	Thomas Parsha		

Thank You!

From the Azolla, Inc. Team



Lubica Hanacek in

CEO

Ring Leader. 20+ years of experience in the textile industry including leading positions in strategic business development, supply chain management and product design at Levi's, Target, and Bed Bath & Beyond.



Milan Hanacek in

CTO

Bioarchitect. 20+ years of experience scaling ideas in megaprojects. Development leader of $1.4B project at AECOM, key developer of engineering and industrial production facilities on two continents at Bechtel.



Dan Robertson, PhD

Chief Scientific Advisor

Science pro. 30+ years of experience in biotech, from start-up to commercialization. Former CSO and Chairman of Executive Technical...

Details

The Board of Directors

Director	Occupation	Joined
Lubica Hanacek	CEO @ Azolla, Inc.	2020
Milan Hanacek	CTO @ Azolla, Inc.	2020

Officers

Officer	Title	Joined
Lubica Hanacek	Secretary President CEO	2020
Milan Hanacek	CTO	2020

Voting Power ?

Holder	Securities Held	Voting Power
Lubica Hanacek	4,800,000 common share	53.3%
Milan Hanacek	4,200,000 common stock	46.7%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2021	$10,000	Safe	Section 4(a)(2)
12/2021	$10,000	Safe	Section 4(a)(2)
03/2022	$25,000	Safe	Section 4(a)(2)
12/2024	$94,604		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount)	Securities (or Amount)	Voting Rights

	Authorized	Outstanding	
Common Stock	10,000,000	9,000,000	Yes
Warrants:	0		

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